EXHIBIT 2
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[Desc Logo] [Photograph of Corporate Building]

IR Contacts:

  In Mexico:                                   In New York:
  Marisol Vazquez Mellado                      Blanca Hirani
  Alejandro de la Barreda Gomez                Melanie Carpenter
  Adriana Estrada Vergara                      Tel: 212-406-3693
  Tel: 5255-5261-8037                          bhirani@i-advize.com
  abarredag@mail.desc.com.mx
  www.desc.com.mx


                               DESC ANNOUNCES ITS
                               ------------------
                PRELIMINARY RESULTS FOR THE FIRST QUARTER OF 2003
                -------------------------------------------------


           Mexico City, April 11, 2003 - DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) announced today its preliminary results for the first quarter of 2003.

           Factors that affected the Company's results are as follows:

           a) Lower sales in the Autoparts Sector as a result of the decrease in production volumes from OEMs.

           b) The increase in oil prices, which affected raw material costs, and therefore lowered the results of the Chemical Sector.

           The following table compares current sales, operating income and EBITDA figures with those reported during for the first quarter and fourth quarter of 2002.

                            1Q03 PRELIMINARY FIGURES
                   (FIGURES IN MILLIONS OF U.S. DOLLARS (US$))
------------------------------------------------------------------------------
                                           1Q03e        1Q02        4Q02
------------------------------------------------------------------------------
                 SALES                      469          507         437
------------------------------------------------------------------------------
           OPERATING INCOME                 18           39          -17
------------------------------------------------------------------------------
           OPERATING MARGIN                3.8%         7.7%        -3.8%
------------------------------------------------------------------------------
                EBITDA                      49           70           19
------------------------------------------------------------------------------

NOTE: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

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
           Notwithstanding the decline in results year-over-year, when compared to the previous quarter (4Q02), Desc's 1Q03 results demonstrate a significant improvement due to better conditions in all of its sectors.


AUTOPARTS SECTOR

           The Autoparts Sector's first quarter 2003 results were mainly affected by the drop in production from OEMs in order to reduce the high inventory levels, and the closing of Daimler Chrysler's Lago Alberto Plant in Mexico City.

                             [AUTOPARTS SECTOR LOGO]
                            1Q03 PRELIMINARY FIGURES
                   (Figures in millions of U.S. dollars (US$))
-----------------------------------------------------------------------------
                                          1Q03e        1Q02        4Q02
-----------------------------------------------------------------------------
                SALES                      178          238         165
-----------------------------------------------------------------------------
           OPERATING INCOME                10           27           -9
-----------------------------------------------------------------------------
           OPERATING MARGIN               5.7%         11.2%       -5.5%
-----------------------------------------------------------------------------
                EBITDA                     27           44           11
-----------------------------------------------------------------------------

NOTE: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


CHEMICAL SECTOR

           Due to an increase in sales prices, first quarter 2003 sales are expected to increase from figures reported in the first quarter of 2002. However, the operating margin will decline due to higher raw material prices, which were not fully passed on to final product prices.

                             [CHEMICAL SECTOR LOGO]
                            1Q03 PRELIMINARY FIGURES
                   (Figures in millions of U.S. dollars (US$))
-----------------------------------------------------------------------------
                                          1Q03e        1Q02        4Q02
-----------------------------------------------------------------------------
                SALES                      186          154         173
-----------------------------------------------------------------------------
           OPERATING INCOME                 4            9           0
-----------------------------------------------------------------------------
           OPERATING MARGIN               1.8%         5.6%         0.2%
-----------------------------------------------------------------------------
                EBITDA                     12           16           10
-----------------------------------------------------------------------------

NOTE: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


FOOD SECTOR

           During the first quarter of 2003, the Food Sector registered lower sales due to the closing of the Bajio region operation and an approximate 5.5% drop in pork prices when compared to the first quarter of 2002. Due to decreased consumption in the U.S., branded product sales will also decline when compared to the same quarter of 2002.

                               [FOOD SECTOR LOGO]
                            1Q03 PRELIMINARY FIGURES
                   (Figures in millions of U.S. dollars (US$))
-----------------------------------------------------------------------------
                                          1Q03e        1Q02        4Q02
-----------------------------------------------------------------------------
                SALES                      83           91           94
-----------------------------------------------------------------------------
           OPERATING INCOME                 1            1           -1
-----------------------------------------------------------------------------
           OPERATING MARGIN               0.8%         0.8%        -0.6%
-----------------------------------------------------------------------------
                EBITDA                      4            6           3
-----------------------------------------------------------------------------

NOTE: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


REAL ESTATE SECTOR

           In the first quarter of 2003, operating margins for the real estate sector will be above those reported in 1Q02 and 4Q02 due to sales from the Punta Mita and Bosques de Sante Fe projects.

                            [Real Estate Sector Logo]
                            1Q03 PRELIMINARY FIGURES
                   (Figures in millions of U.S. dollars (US$))
-----------------------------------------------------------------------------
                                          1Q03e        1Q02        4Q02
-----------------------------------------------------------------------------
                SALES                      20           24           4
-----------------------------------------------------------------------------
           OPERATING INCOME                 4            3           -3
-----------------------------------------------------------------------------
           OPERATING MARGIN               23.0%        14.1%       -81.4%
-----------------------------------------------------------------------------
                EBITDA                      6            4           -2
-----------------------------------------------------------------------------

NOTE: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.



                                 * * * * * * * *

           Desc will release its actual First Quarter 2003 Results on April 29, 2003. On Wednesday April 30, 2003, the Company will hold its quarterly Conference Call.

           This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the

Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.




















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